FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  August 30, 2006 announcing Second Quarter and First Half 2006 Results.

DryShips Inc. Reports Second Quarter and First Half 2006 Results

August 30, 2006 Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its financial and operating results for the second quarter and first half ended June 30, 2006.

Second Quarter 2006 Highlights

•

Second Quarter 2006 revenues were $54.5 million with net income of $12.1 million.

•

Earnings per share basic and diluted were $0.53 before non recurring expenses of $0.13 per share which are related to the loan refinancing on March 31, 2006.

•

EBITDA for the second quarter 2006 was $37.8 million1.

Recent Events

•

During the Second Quarter 2006 Dryships entered into agreements to purchase 5 Panamax dry bulk carriers from unaffiliated third parties for approximately $154 million.

•

During the Second Quarter 2006 Dryships entered its Panamax bulk carrier “Iguana” into a 12 month time charter that commenced on August 19, 2006 at a daily rate of $28,000 per day.  This new time charter will add approximately another $10 million to the already contracted time charter revenue.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“ For the Second Quarter 2006, we generated strong results in what proved to be a particularly important quarter in the development of DryShips. The latest acquisition of the five Panamax bulk carriers is clear demonstration of the company’s ability to execute accretive transactions and grow the company. DryShips is now well positioned to take advantage of the improving freight market fundamentals and  deliver enhanced value to its shareholders.”

Second Quarter 2006 Results

For the second quarter ended June 30, 2006, Net Revenues (voyage revenues less voyage expenses) amounted to $51.5 million as compared to $74.3 million for the second quarter ended June 30, 2005 and Operating Income was $23.4 million for the second quarter ended June 30, 2006 as compared to $49.8 million for the quarter ended June 30, 2005. Net Income for the second quarter of 2006 was $12.1 million after non recurring items totalling $3.8 million, as compared to $42.5 million in the quarter ended June 30, 2005 and Earnings Per Share (EPS) calculated on 30.41 million weighted average basic and diluted shares outstanding were $0.40 as compared to $1.40 in the quarter ended June 30, 2005 calculated on 30.35 million weighted average basic and diluted shares outstanding. EBITDA for the second quarter of 2006 was $37.8 million as compared to $61.4 million in the quarter ended June 30, 2005.

An average of 28.3 vessels were owned and operated during the second quarter of 2006, earning an average time charter equivalent or TCE rate of $20,603 per day as compared to an average of 23.9 vessels owned and operated during the second quarter of 2005 earning an average TCE rate of $34,691 per day.

First Half 2006 Results

For the first half year ended June 30, 2006, Net Revenues (voyage revenues less voyage expenses) amounted to $102.3 million as compared to $102.5 million for the first half year ended June 30, 2005 and Operating Income was $47.5 million as compared to $69.7 million for the first half year ended June 30, 2005. Net Income for the first half year of 2006 was $30.2 million as compared to $62.1 million in the first half year ended June 30, 2005 and Earnings Per Share (EPS) calculated on 30.38 million weighted average basic and diluted shares outstanding were $0.99 as compared to $2.26 in the first half year ended June 30, 2005 calculated on 27.5 million weighted average basic and diluted shares outstanding. EBITDA for the first half year of 2006 was $75.9 million as compared to $84.5 million in the first half year ended June 30, 2005.

An average of 27.65 vessels were owned and operated during the first half year of 2006, earning an average TCE, rate of $20,955 per day as compared to an average of 16.32 vessels owned and operated during the first half year of 2005 earning an average TCE rate of $35,116 per day.

Fleet Expansion

During the second quarter 2006, DryShips took delivery of the two vessels it had agreed to acquire during the first quarter of 2006. Specifically, on April 19th, 2006, DryShips took delivery of “Hille Oldendorff”, a 2005 built, 55,566 dwt, handymax drybulk carrier. Also, on May 15th, 2006, DryShips took delivery of “Maganari”, a 2001 built second-hand 75,941 dwt Panamax drybulk carrier.

During the second quarter 2006, DryShips entered into agreements to acquire  five additional Panamax vessels for a total consideration of approximately $154 million. Four of these vessels are sister ships to vessels in the existing DryShips fleet. These five vessels have a total carrying capacity of 358,625 dwt; two were built in 1994, two in 1996 and one in 2004. DryShips expects to take delivery of these vessels between September and October 2006. All of them were acquired with time charters attached terminating between December 2006 and September 2007 at daily rates between $ 16,100 and $ 18,000.

Following delivery of these five vessels, DryShips fleet will consist of a total of 34 vessels that will include 4 Capesize, 27 Panamax and 3 Handymax dry bulk carriers with an aggregate carrying capacity of approximately 2.75 dwt and an average age of 10.5 years.

Capitalization & Liquidity

On June 30, 2006, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 62% and net debt (total debt less cash and cash equivalents and restricted cash) to total capitalization was 57%.

As of August 29, 2006 the Company had a total liquidity of approximately $128.0 million consisting of $83.3 million in cash and cash equivalents (including restricted cash) and an undrawn balance of $44.7 million available under the new credit facility.

Dividend Payment

On June 19, 2006, DryShips declared its quarterly dividend of $0.20 per common share. This was the fifth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $1.00 per share in dividends.

New Credit Facility

On March 22, 2006 DryShips accepted a new credit facility with HSH Nordbank acting as Lead Arranger and Agent while HSH Nordbank and Bank of Scotland acted as joint underwriters.

The new facility provides for an amount of up to $624.5 million in total of which $553.3 million is to be used for the purpose of refinancing existing indebtedness with a term of 10 years maturing in May 2016 and up to $71.25 million for the acquisition of new vessels.

On April 5, 2006, the Company drew down $553.3 million for the refinancing of existing debt together with the financing for the Hille Oldendorff.

Total principal repayments under the new facility are $36.0 million for the remainder (6 months) of 2006, followed by $55.5 million in 2007, $49.0 million in 2008, $45.5 million in 2009 and $42.0 million in 2010 through 2015 and $115.3 million in 2016, except the acquisition of the 5 new panamax vessels.

Fleet Data

Second Quarter 2006

First Half 2006

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Second Quarter 2006

Total TCE revenue decreased during the second quarter of 2006 compared to the second quarter of 2005, primarily as a result of decrease in the daily average TCE rate from $34,691 in the second quarter of 2005 compared to $20,603 in the second quarter of 2006 off-set by an increase in the average number of vessels operated, from an average of 23.9 vessels in the second quarter of 2005 to 28.3 vessels in the second quarter of 2006.

Vessel operating expenses increased to $11.1 million for the second quarter of 2006 compared to $9.7 million for the second quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 23.9 vessels for the second quarter of 2005 to 28.3 vessels for the second quarter of 2006, plus an increase in daily vessel operating expenses from $4,457 per day for the second quarter of 2005 to $4,311 per day for the second quarter of 2006. This increase is primarily a result of three vessels passing drydocking in the second quarter of 2006 compared to one vessel in the second quarter of 2005.

Depreciation and amortization increased to $14.5 million in the second quarter of 2006 compared to $11.9 million in the second quarter of 2005. This was a direct result of the increase in the Company’s fleet from an average of 23.9 vessels in the second quarter of 2005 to an average of 28.3 vessels in the second quarter of 2006.

Management fees remained constant at $1.5 million in the second quarter of 2006 and 2005.

General and administrative expense decreased marginally from $1.5 million in the second quarter of 2005 to $1.0 million in the second quarter of 2006 as a result of lower accruals in 2006.

First Half 2006

Total TCE revenue decreased marginally during the first half year of 2006 compared to the first half year of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 16.3 vessels in the first half year of 2005 to 27.7 vessels in the first half year of 2006 offset by a decline in the average daily TCE rate from $35,116 in the first half year of 2005 to $20,955 in the first half year of 2006.

Vessel operating expenses increased to $21.6 million for the first half year of 2006 compared to $13.6 million for the first half year of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 16.3 vessels for the first half year of 2005 to 27.7 vessels for the first half year of 2006, offset by a lower daily vessel operating expenses decreasing from $4,616 per day for the first half year of 2005 to $4,314 per day for the first half year of 2006. This decrease is primarily a result of a younger fleet and only 2 vessel deliveries in the first half year of 2006, whereas 20 vessels were delivered to the Company during the first half-year of 2005. Generally the delivery of vessels entails additional associated costs.

Depreciation and amortization increased to $28.3 million in the first half year of 2006 compared to $15.0 million in the first half year of 2005. This was a direct result of the increase in the Company’s fleet from an average of 16.3 vessels in the first half year of 2005 to an average of 27.7 vessels in the first half-year of 2006.

Management fees increased to $3.0 million in the first half year of 2006 compared to $2.0 million in the first half year of 2005 as a direct result of the increase in the number of fleet calendar days from 2,954 in the first half year of 2005 to 5,005 in the first half year of 2006 due to the growth of the fleet.

General and administrative expense decreased marginally from $2.2 million in the first half year of 2005 to $  2.0 million in the first half year of 2006.

DryShips Inc. Fleet

As at June 30, 2006, our fleet consisted of 29 vessels. We have since entered into agreements to acquire five additional vessels with expected delivery between September 2006 and October 2006.

During the three month period ended June 30, 2006, the Company operated the following types of vessels:

During the six month period ended June 30, 2006, the Company operated the following types of vessels:

Financial Statements

The following are DryShips Inc.’s unaudited Condensed Income Statements for the three-month and six-month periods ended June 30, 2006 and June 30,  2005:

The following are DryShips Inc.’s Condensed Balance Sheets as at June 30,  2006 (unaudited) and December 31, 2005 (audited):

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities to EBITDA:

Fleet List

The table below describes in detail our fleet development and current employment profile as of August 30, 2006:

Year Built	Deadweight	Type	Current Employment	Redelivery Earliest	Latest
Capesize						
Manasota	2004	171,061	Capesize	$46,000	Sep-06	Nov-06
Alameda	2001	170,862	Capesize	$28,000	Feb-07	Apr-07
Shibumi	1984	166,058	Capesize	$22,000	Sep-06	Nov-06
Netadola	1993	149,475	Capesize	$30,750	Jan-07	Mar-07
Panamax						
Conrad Oldendorff	2002	76,623	Panamax	$42,000	Nov-06	Feb-07
Coronado	2000	75,706	Panamax	$18,500	Apr-07	Jun-07
Waikiki	1995	75,473	Panamax	$17,500	Feb-07	Apr-07
Mostoles	1981	75,395	Panamax	Baumarine $15,586		
Solana	1995	75,100	Panamax	Spot - $20,000		
Sonoma	2001	74,786	Panamax	Baumarine $21,416		
Catalina	2005	74,432	Panamax	$18,150	Sep-06	Oct-06
Ocean Crystal	1999	73,688	Panamax	$24,500	Nov-06	Feb-07
Padre	2004	73,601	Panamax	$23,000	Oct-06	Nov-06
Toro **	1995	73,034	Panamax	Baumarine $21,192		
Xanadu	1999	72,270	Panamax	$18,500	Apr-07	Jun-07
La Jolla	1997	72,126	Panamax	$18,500	Sep-06	Oct-06
Lacerta **	1994	71,862	Panamax	Baumarine $21,067		
Panormos **	1995	71,747	Panamax	Baumarine $21,862		
Paragon	1995	71,259	Panamax	Spot - $22,500		
Iguana	1996	70,349	Panamax	$28,000	Sep-07	Nov-07
Daytona **	1989	69,703	Panamax	Baumarine $18,424		
Lanikai **	1988	68,676	Panamax	Baumarine $18,690		
Tonga **	1984	66,798	Panamax	Baumarine $14,832		
Flecha	1982	65,081	Panamax	Baumarine $15,580		
Striggla **	1982	64,747	Panamax	Baumarine $16,208		
Maganari ***	2001	75,941	Panamax	$29,000	Feb-07	May-07
				$18,400	Feb-08	Jul-08
Handymax						
Alona	2002	48,640	Handymax	$19,900	Sep-06	Nov-06
Matira	1994	45,863	Handymax	$15,800	Sep-06	Nov-06
Hille Oldendorff ****	2005	55,566	Handymax	$20,020	Jan-07	May-07
DRYSHIPS FLEET		2,395,722

Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month’s earnings.

*** Maganari has been fixed on a direct continuation at $18,400 per day for 12 months. Earliest and latest redelivery dates are March 2007 and May 2007 respectively.

**** Hille Oldendorff is employed under a bareboat charter.

Conference Call and Webcast

On August 31, 2006 at 9.30 am EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers consisting and has entered into agreements to acquire 5 additional vessels. Following delivery of these five vessels, DryShips fleet will consist of a total of 34 vessels and including 4 Capesize, 27 Panamax and 3 Handymax vessels with an aggregate carrying capacity of approximately 2.75 dwt and an average age of 10.5 years.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:

Christopher J. Thomas

Chief Financial Officer

DryShips Inc.

Tel. 011-30-210-809-0570

E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated:  August 30, 2006

By: /s/ Christopher J. Thomas

----------------------------------

Christopher J. Thomas

Chief Financial Officer

Footnotes

1 Please see the reconciliation of EBITDA to net cash flow operating activities later in this presentation.

Endnotes